Diamond Resorts International, Inc.

10600 West Charleston Boulevard

Las Vegas, Nevada 89135

August 23, 2016

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Robert F. Telewicz, Jr.

Re:	Diamond Resorts International, Inc.
Form 10-K for the fiscal year ended December 31, 2015
Filed February 29, 2016
Response Dated May 10, 2016
File No. 001-35967

Dear Mr. Telewicz, Jr.:

Set forth below are the responses of Diamond Resorts International, Inc. (the “Company”) to the Staff’s letter of comment dated July 19, 2016 (the “Letter”) relating to the above-referenced Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”) and the Company’s letter of response, dated May 10, 2016. For convenience of reference, the comments from the Letter are repeated below.

As the Staff is aware, the Company restated certain of its historical consolidated financial statements and other financial information to reflect its correction in the application of the relative sales value model in accounting for Vacation Interests cost of sales, as discussed in greater detail below (the “Restatement”). The Company effected the Restatement by filing with Securities and Exchange Commission (the “Commission”), on August 8, 2016, a Form 8-K pursuant to Item 4.02(a) of Form 8-K (the “Restatement Form 8-K”), an amended Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K/A”) and amended Form 10-Qs for the quarters ended September 30, 2015 and March 31, 2016 (collectively, the “Amended Filings”).

Since the Company’s implementation of Accounting Standards Codification (“ASC”) “Real Estate—Timesharing Activities” (“ASC 978”), through the quarter ended June 30, 2014, the Company treated most of its resort trusts (each a “Diamond Collection”) as separate “phases” (as defined in ASC 978) for which the Company maintained separate relative sales value models, as the Diamond Collections were considered distinct pools of inventory. During the quarter ended September 30, 2014, the Company began the practice of transferring (including through bulk transfer agreements) significant amounts of Company-owned inventory and inventory that had been held by certain Diamond Collections in the U.S. (“U.S. Collections”) to those of the Company’s U.S. Collections that were in active sales. As a result of this change, the U.S. Collections became more homogeneous in nature (i.e., inventory within a single resort could now be included in multiple U.S. Collections). This represented a change in the Company’s internal vacation ownership interests (“Vacation Interests” or “VOIs”) inventory management strategy intended to maintain adequate inventory levels to satisfy future projected sales levels.

As a result, during the quarter ended September 30, 2014, the Company transitioned to one consolidated relative sales value model for all of the U.S. Collections, which was more reflective of the

Company’s current business model as it relates to the Company’s internal Vacation Interests inventory management strategy. In doing so, the Company combined a higher concentration of inventory within the U.S. Collections that had a lower average future retail sales price per point with a smaller concentration of inventory that had a higher average future retail sales price per point. Accordingly, the total weighted average estimated revenue over the life of the U.S. Collections phase under one model exceeded that of the total individual models combined. In addition, the cost pools of each individual relative sales value model varied due to differences in the acquisition cost of Vacation Interests inventory in each U.S. Collection. The inception-to-date cost off rate was also impacted by these differences in cost when the relative sales value model was changed for the U.S. Collections. This resulted in a lower cumulative cost of sales percentage (higher estimated future revenue and lower overall cost off rate) as of September 30, 2014.

Originally, the Company had concluded that this decrease in Vacation Interests cost of sales should be recognized prospectively. However, the Company re-evaluated its accounting treatment of the U.S. Collections under the relative sales value method, and management determined, after careful consideration of the applicable accounting guidance, that the change related to the Company’s internal Vacation Interests inventory management strategy should have been accounted for as a change in accounting estimate under ASC 978. Specifically, the Company should have recorded Unsold Vacation Interests, net in the quarterly period ended September 30, 2014 as if the lower Vacation Interests cost of sales percentage was applied at the beginning of the phase. The Amended Filings, including the Form 10-K/A, reflect this change and, accordingly, the responses to the Staff’s comments below give effect to such change as further indicated below.

As the Staff is also aware, on June 29, 2016 the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with affiliates of certain funds (the “Apollo Funds”) managed by affiliates of Apollo Global Management, LLC, pursuant to which the Apollo Funds will acquire the Company, subject to the conditions set forth in the Merger Agreement (the “Pending Merger”). The Company advises the Staff that the Company expects to consummate the closing of the Pending Merger prior to the end of its current fiscal quarter (ending September 30, 2016) and, in connection therewith, delist the Company’s common stock from the New York Stock Exchange and suspend its reporting obligations under the Securities Exchange Act of 1934, in each case substantially contemporaneously with the closing of the Pending Merger.

The Company has the following responses to the Staff’s comments:

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Vacation Interests Cost of Sales, page 51

1.	We have considered your response to our prior comment 3. Please address the following related to your response:

•	You note that $26.7 of the decrease in Vacation Interests cost of sales was due to a decrease in the average cost of inventory per point and that the decrease primarily resulted from a larger pool of low-cost inventory becoming eligible for recovery. Please tell us the facts and circumstances that lead to a larger pool of low-cost inventory becoming eligible for recovery and how that affected your inputs to the relative sales value method. Also, explain what other specific factors or events that took place during the period caused the decrease in the average cost of inventory per point.

•	You also state that $13.1 million related to an increase in the average selling price per point, resulting from changes in sales mix and pricing increases. Please further explain the cause of the changes in sales mix and pricing increases including any significant assumptions you relied upon.

•	You also state that $11.3 million related to other changes in the relative sales value model, including an increase in the provision for uncollectible Vacation Interests sales revenue, changes in sales incentives and other estimates. Please clarify if there were changes in other estimates in 2014 or 2015 that were not material in the period of change, but are reasonably certain to have a material effect in later periods. If so, please tell us how you complied with the last sentence of ASC 250-10-50-4.

Response:

As discussed above, in connection with the Restatement, the Company filed the Form 10-K/A with the Commission and revised disclosure included therein relating to Vacation Interests cost of sales, on which the Staff provided comments (including this Comment No. 1). For your convenience, we have included the revised disclosure included in the Form 10-K/A under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Comparison of the Year Ended December 31, 2015 to the Year Ended December 31, 2014 (Restated — See Note 3)” on page 51 thereof (the “Revised Disclosure”):

“Vacation Interests Cost of Sales. Vacation Interests cost of sales increased $7.4 million to $37.7 million for the year ended December 31, 2015 from $30.3 million for the year ended December 31, 2014. The increase in Vacation Interests cost of sales was primarily due to: (i) a $12.2 million increase due to an increase in Vacation Interests sales revenue; and (ii) a $4.8 million net decrease in cost of sales under the relative sales value method due to (a) a $42.4 million decrease due to a proportionately larger increase in recovered inventory during the year ended December 31, 2015 as compared to the year ended December 31, 2014; (b) a $36.5 million increase related to the net effect of the transition to one consolidated relative sales value model for all of the U.S. Collections, as described in Note 3 of the accompanying financial statements, as well as other changes in the sales price per point; (c) a $3.4 million increase related to the impact of the Gold Key Acquisition in October 2015 on the relative sales value calculation; and (d) a remaining decrease of $2.3 million related to other changes in the relative sales value model, including an increase in the provision for uncollectible Vacation Interests sales revenue, changes in sales incentives and other estimates.

Vacation Interests cost of sales as a percentage of Vacation Interests sales, net increased to 6.0% for the year ended December 31, 2015 from 5.7% for the year ended December 31, 2014. See “Note 2—Summary of Significant Accounting Policies—Vacation Interests Cost of Sales” of our consolidated financial statements included elsewhere in this annual report for additional information regarding the relative sales value method.”

The Company’s responses to the Staff’s comments, as set forth below, are based upon, and explain, the Revised Disclosure.

As discussed in the Revised Disclosure, there was a $4.8 million net decrease in cost of sales under the relative sales value method during the year ended December 31, 2015, as compared to the year ended December 31, 2014, which was primarily attributable to a proportionately larger increase in recovered inventory during the year ended December 31, 2015 as compared to the year ended December 31, 2014. As an integral part of the Company’s hospitality and management services, the Company has entered into inventory recovery and assignment agreements (“IRAAs”) with a substantial majority of the Company’s Collection Associations and HOAs for its managed resorts in North America, together with similar arrangements with the Company’s European Collection and a majority of its European managed resorts. Pursuant to these IRAAs, the Company recovers VOIs from members who have failed to pay their annual maintenance fees or assessments. These IRAAs provide the Company with a steady stream of low-cost VOI inventory, relative to VOI inventory acquired through other means. During the year ended December 31, 2015, the Company entered into new IRAAs with respect to resorts for which the Company acquired management contracts in connection with recent strategic acquisitions. This was the principal reason for the proportionately larger increase in recovered inventory during the year ended December 31, 2015 as compared to the year ended December 31, 2014.

In addition, as described in the Revised Disclosure, the change in Vacation Interests cost of sales in 2015, relative to 2014, was significantly impacted by the Company’s transition to one consolidated relative sales value model for all of the U.S. Collections during the quarter ended September 30, 2014. See the discussion above, as well as the Restatement Form 8-K and the “Explanatory Note” and “Note 3—Restatement of Previously Issued Financial Statements” to the Company’s consolidated financial statements included in the Amended Filings, for further information regarding the consolidation. The consolidation of the relative sales value models created an increase in Vacation Interests cost of sales in 2015, as compared to 2014. This increase was partially offset by a decrease in Vacation Interests cost of sales in 2015, as compared to 2014, as a result of an increase in the average estimated future retail sales price per point during 2015 (which is determined based on trailing twelve months data).

The Company further advises the Staff that, during 2015, other factors affecting the Vacation Interests cost of sales percentage in the relative sales value model included an increase in the provision for uncollectible sales, which, when applied retrospectively within the model, resulted in a cumulative overall decrease in the cost of sales percentage. This increase in the provision for uncollectible sales, as presented in the Company’s consolidated statement of operations and comprehensive income (loss), reflects a change in estimate for the provision for uncollectible sales under the relative sales value model, which change in estimate was recorded as a current period adjustment to Vacation Interests cost of sales with a corresponding adjustment to Unsold Vacation interests, net, as required under ASC 978. As a result, this change in this estimate will not result in any future impact, and no additional disclosure is required under ASC 250-10-50-4.

Additionally, in light of the Staff’s comments, the Company included, under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations,” on pages 43 and 48 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 (the “Second Quarter 2016 Form 10-Q”), as filed with the Commission on August 9, 2016, additional detail regarding changes in estimates under the relative sales value method that resulted in an overall increase in Vacation Interests cost of sales for each of the three and six months ended June 30, 2016. Specifically, the Company included in the Second Quarter 2016 Form 10-Q information as to the facts and circumstances that lead to a smaller increase in recovered inventory during the applicable 2016 period, as compared to the applicable 2015 period, and cross-references to the Company’s discussions under “Vacation Interests Sales, Net” and “Critical Accounting Policies – Vacation Interests Costs of Sales,” which sections provide further information regarding changes in sales mix and pricing that impacted the average selling price per point and assumptions and estimates used by the Company under the relative sales value method (including sales mix).

2.	In addition, we note that Vacation Interests cost of sales has increased year over year from 2011 to 2014; however, there was a significant decrease in this line item in 2015. Please discuss and analyze this new trend. Explain the underlying reason or implication of the change in trend and discuss your expectations of the trend on your financial statements.

Response:

As a result of the Restatement, as reflected in the Form 10-K/A and the Amended Filings, Vacation Interests cost of sales actually decreased by $26.4 million to $30.3 million for the year ended December 31, 2014 from $56.7 million for the year ended December 31, 2013, and Vacation Interests cost of sales then increased by $7.4 million to $37.7 million for the year ended December 31, 2015. The Company advises the Staff that it does not believe that either such year-over-year change in Vacation Interests cost of sales represents a new trend. As discussed in the Form 10-K/A, under “Note 2—Summary of Significant Accounting Policies” beginning on page F-10 of the Form 10-K/A, in recording Vacation Interests cost of sales using the relative sales value method in accordance with ASC 978, the Company is required to make a number of projections and estimates, which are subject to significant uncertainty. In accordance with ASC 978, on a quarterly basis, the Company recalculates the total estimated Vacation Interests sales revenue and total estimated costs. The effects of changes in these estimates are accounted for as a current period adjustment so that the balance sheet at the end of the period of change and the accounting in subsequent periods are as they would have been if the revised estimates had been the original estimates. These adjustments can be material.

The Company discloses in its periodic reports (including the Amended Filings), under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations,” with respect to the periods covered thereby, the reasons for changes in Vacation Interests cost of sales. In this regard, the Company notes for the Staff that, as explained in the Form 10-K/A and the other Amended Filings, Vacation Interests cost of sales for the year ended December 31, 2014 was significantly impacted by the Company’s determination that the change related to its internal Vacation Interests inventory management strategy should have been accounted for as a change in accounting estimate under ASC 978. Specifically, the change reduced Vacation Interests cost of sales by $33.2 million for the year ended December 31, 2014 and increased Vacation Interests cost of sales by $9.0 million for the year ended December 31, 2015.

The Company further notes for the Staff that, subsequent to 2014, Vacation Interests cost of sales again increased year over year, with Vacation Interests cost of sales increasing by $7.4 million to $37.7 million for the year ended December 31, 2015, as compared to $30.3 million for the year ended December 31, 2014. Similarly, as reflected in the Second Quarter 2016 Form 10-Q, Vacation Interests cost of sales increased by $6.3 million to $15.7 million for the three months ended June 30, 2016, as compared to $9.4 million for the three months ended June 30, 2015, and increased by $6.9 million to $27.0 million for the six months ended June 30, 2016, as compared to $13.1 million for the six months ended June 30, 2015.

3.	You disclose on page 66 that you record Vacation Interests cost of sales using the relative sales value method in accordance with ASC 978. We note that ASC 978-330-30-1 requires that the relative sales value method be applied separately to each phase of vacation interest inventory. However, you do not disclose how you identified your phases in your Significant Accounting Policies nor if there have been any changes in your identified phases in the periods presented. Please tell us how you identified your phases of vacation interest inventory under ASC 978 and whether there have been any changes in your identified phases during fiscal 2014 or 2015. If there have been any changes in your identified phases, please describe the reason for those changes, how those changes were accounted for in your financial statements, including whether and why those changes were considered a change in accounting estimate or a change in the method of applying an accounting principle as described in ASC 978-250-35-1 and Subtopic 250-10, and how they impacted the changes in your Vacation Interests Cost of Sales.

Response:

As discussed above, the Company effected the Restatement and filed the Amended Filings and the Restatement Form 8-K with the Commission on August 8, 2016. As reflected in the Amended Filings and the Restatement Form 8-K, during the quarter ended September 30, 2014, the Company did change the manner in which it treated the Diamond Collections as phases for purposes of the relative sales value model under ASC 978. As discussed above, the Company has re-evaluated its accounting treatment of the U.S. Collections under the relative sales value method, and management determined, after careful consideration of the applicable accounting guidance (including considering whether the change should have been treated as a change in accounting principle), that the change related to the Company’s internal Vacation Interests inventory management strategy should have been accounted for as a change in accounting estimate under ASC 978. See the discussion above, as well as the Restatement Form 8-K and the “Explanatory Note” and “Note 3—Restatement of Previously Issued Financial Statements” to the Company’s consolidated financial statements included in the Amended Filings, for further detail regarding the change in the Company’s identified phases for purposes of the relative sales value model under ASC 978, including the reason for this change, how the change was accounted for in the Company’s financial statements (including why that change was considered a change in accounting estimate), and how the change impacted the Company’s Vacation Interests cost of sales. Furthermore, as reflected in the Second Quarter 2016 Form 10-Q, in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the heading “Critical Accounting Policies, Key Revenue and Expenses and Use of Estimates – Vacation Interests Cost of Sales,” the Company disclosed that it has identified four phases for which the Company maintains separate relative sales value models and provided the bases for the Company’s identification of such phases. Other than the change in the Company’s identified phases described above, the Company advises the Staff that there have not been any changes in the Company’s identified phases for purposes of the relative sales value model under ASC 978 in any of the periods presented in the Form 10-K/A (or subsequent thereto).

The responses above have been reviewed with the Audit Committee of the Company’s Board of Directors.

In responding to the Staff’s comments contained in the Letter, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the responses above fully address the comments contained in the Letter. If you have any questions regarding the Form 10-K or the above responses, please contact the undersigned at 702.823.7680 or Alan.Bentley@diamondresorts.com. Thank you for your prompt attention to this matter.

Very truly yours,

/s/ C. Alan Bentley

C. Alan Bentley

Executive Vice President and Chief Financial Officer

cc:	Lisa M. Gann, Senior Vice President – Chief Accounting Officer
Jared T. Finkelstein, Senior Vice President and General Counsel
Mark D. Wood, Katten Muchin Rosenman LLP
Eric McPhee, Securities and Exchange Commission
Rahul Patel, Securities and Exchange Commission
Jennifer Gowetski, Securities and Exchange Commission